Contact

www.linkedin.com/in/anthea-tatum-10442224 (LinkedIn)

Anthea Tatum

Owner at AD Bookkeeping
Inglewood, California, United States

Experience

AD Bookkeeping

Owner
January 2005 - Present (19 years 3 months)